Exhibit 99.1

ZOOZ Purchases 88 More Bitcoin, Growing Its Total Bitcoin Treasury to 942 Bitcoin

TEL AVIV, Israel, October 16, 2025 - ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ) today announced that it has completed an additional purchase of 88.888 Bitcoin at an average price of $112,500 per Bitcoin, for a total consideration of $10 million. Following this acquisition, the Company’s total Bitcoin treasury now amounts to approximately 942 Bitcoin.

This step marks another milestone in strengthening ZOOZ’s position as one of the first companies globally to execute a long-term institutional Bitcoin treasury strategy, and reinforces its standing as the first dual-listed company on Nasdaq and the Tel Aviv Stock Exchange (“TASE”) offering investors direct Bitcoin exposure denominated in New Israeli Shekels (NIS).

Jordan Fried, CEO of ZOOZ, commented: “From day one following the closing of the PIPE announced on July 29, 2025, we set ourselves a clear goal - to make ZOOZ the first dual-listed company on Nasdaq and the TASE to hold Bitcoin as a core financial asset. In less than a month, we have purchased over 942 Bitcoin. This swift, deliberate, and strategic execution reflects our conviction that Bitcoin is not merely an investment asset, but a long-term strategic store of value that helps protect capital even in times of financial volatility”.

Bitcoin Purchases to Date

Since adopting its Bitcoin treasury strategy in July 2025, ZOOZ has acquired approximately 942 Bitcoin.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term Bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding Bitcoin as a strategic asset, offering shareholders asymmetric, long-term exposure to Bitcoin while maintaining financial and regulatory standards. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the anticipated post-closing use of proceeds from the private placement and the implementation of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury strategy; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel.

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co

Miri Segal- msegal@ms-ir.com